October 17, 2019

Via Email

Ben Mischnick, Esq.
Senior Counsel
Nationwide Life Insurance Company
One Nationwide Plaza
Columbus, OH 43215-2220

          Re: Nationwide Life Insurance Company
              File No. 333-229802

Dear Mr. Mischnick:

        On August 12, 2019, you filed an amendment to a registration statement on Form S-1 on behalf of the Nationwide Life Insurance Company ("Nationwide"). We have reviewed the amended registration statement and have provided our comments below. Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the amended registration statement.

General

1. Please confirm that all missing information, including the financial statements and all exhibits, will be filed in a pre-effective amendment to the registration statement. We may have further comments when you supply the omitted information.

2. Supplementally, please inform us whether there are any types of guarantees or support agreements with third parties to support any Contract features or benefits, or whether
       Nationwide will be solely responsible for any benefits or features associated with the
       Contract.

3. The prospectus should include a detailed table of contents in either the inside cover page or the back cover page (See Reg S-K  502(b)).

Cover Page

       General comments:

4. Please revise the cover page to focus on how gains and losses are reflected in the
       Contract rather than focusing on defined terms. For example, the third paragraph mentions half a dozen defined terms, without providing any sense of what they are, other
 Ben Mischnick, Esq.
Nationwide Life Insurance Company
October 17, 2019
Page 2 of 13

       than to say they affect how earnings are applied. On page 29, the prospectus discloses that one of these factors, the Strategy Spread, is actually an explicit fee that is charged either as a percentage of Contract value at the end of a Strategy Term or as a percentage of amounts withdrawn before the end of a Strategy Term. Rather than just listing factors, including the ones that are intuitive (such as Strategy and Strategy
Term), we believe
       effective cover page disclosure should focus on the factors that may not be intuitive to the average investor. Solely by way of example, plain English cover page disclosure covering these points could consist of language to the following effect (including language we believe you should consider putting in bold):

              Gains or losses reflected in your Contract's value, which are based on the performance of a particular investment option, are determined over the course of a period of time referred to as a Strategy Term. The amounts of these gains or losses depend on several factors. Aside from the level of downside protection you choose, one such factor is a multiplier, referred to as a "Participation Rate," that we apply to the performance of a Strategy in determining gains and losses attributable to your Contract value. This factor may be more than 100%, which can amplify those gains or losses, but it can also be as little as 5%, providing little participation in
              any change in the Index. Another factor is a fee we charge, referred to as a "Strategy Spread," that is assessed either as a percentage of Contract value at the end of a Strategy Term or as a percentage of a withdrawal taken at the end of the term. This fee can result in a negative adjustment to your Contract value even if the value of the Index in your chosen
              Strategy has increased at the time the fee is assessed.

5. Like the paragraph immediately preceding the listing of indices on the cover page, the three paragraphs and two bullet points following that listing has far too many definitions and is far too complicated for cover page disclosure. In addition, the crucial point missing from these paragraphs, dealing with preferred vs non preferred withdrawals, is any indication of when a withdrawal is preferred or non-preferred.

       In place of these three paragraphs and two bullet points, please provide plain English disclosure that: (a) summarizes only in very concise terms what the consequences of a non-preferred withdrawal are, and (b) summarizes briefly when a withdrawal is deemed to be non-preferred. Since a non-preferred withdrawal can result in the chosen level of protection not being applied, please consider highlighting that risk in bold. Solely by way of example, brief plain English cover page disclosure covering these points could consist of language to the following effect:

              Gains or losses based on the performance of a particular
investment
              option are determined over the course of a period of time referred to as a
              Strategy Term. Amounts of any withdrawal taken   other than at
the end
              of a Strategy Term   that exceed a certain percentage of total
Contract
 Ben Mischnick, Esq.
Nationwide Life Insurance Company
October 17, 2019
Page 3 of 13

              value, when aggregated with all previous withdrawals, result in less gain being credited and in less downside protection offered to Contract value than withdrawals that don't exceed that percentage. This means that
              these "excess" withdrawals   referred to in this prospectus as
"Non-
              Preferred" withdrawals can expose the Contract owner to greater losses than would be incurred if the level of protection chosen by the
              Contract owner were to apply.

       The key point with this comment and the previous comment is that cover page disclosure should provide very brief plain English disclosure that doesn't depend on defined terms to convey what is intended.

       Specific comments:

          In revising the cover page, please also consider the following:

6. On page 5, you identify 24 different "Strategies" offered under the Contract by the Index,
       Strategy Term, and Protection Level. Please reconcile the disclosure with the second paragraph which refers only to market indexes and levels of protection against loss when defining the term "Strategies."

7. Please replace "earnings" in the third paragraph with another term, such as "gains or losses," since earnings usually connote positive income whereas the prospectus describes
       "earnings" as "positive, negative, or equal to zero." In addition, please repeat here in bold the warning in the summary than the investor should understand he or she may lose money with this investment and that losses may be substantial.

8. Please clarify that the Contract does not represent an investment in the Index, the stocks or bonds included in an Index, or any other assets.

Defined Terms

9.     Please relocate the Defined Terms section to after the Summary and Risk
Factors
       discussion. (See Reg S-K  503(c)).

10. Please clarify that the Gross Withdrawal will reflect the Cash Withdrawal, as well as any
       CDSCs, taxes, and the MVA.

11. In the definition of "Market Value Adjustment," you refer to the "MVA Period" which is not defined. We note that "MVA Period" is used several times throughout the prospectus, particularly in the sample calculations. Please revise.
 Ben Mischnick, Esq.
Nationwide Life Insurance Company
October 17, 2019
Page 4 of 13

12. The definitions of Modified Contract Value and Modified Strategy Value appear to define values that relate to Interim Strategy Value. To avoid confusion, consider using the word "Interim" instead of "Modified."

13. In the definition of "Non-Preferred Withdrawal," please clarify that withdrawals may also be subject to taxes and penalties depending on the age of the annuitant.

14. In the definition of "Non-Preferred Withdrawal Adjustment Percentage," please use the defined term "NSEP" in the second sentence.

15. Please clarify that the "SEP IRA" is unrelated to the defined term "SEP" (Strategy
       Earnings Percentage).

16. In the definition of "Strategy Earnings," please clarify whether this number may be negative if the Index decreases in value or if it increases but not enough to offset the application of the Participation Rate and the Strategy Spread. Similarly, in the definition of "Strategy Value," please clarify whether the value is calculated before reflecting any losses.

17. In the definition of "Strategy Spread," please clarify that the Strategy Spread, unless set at zero, will reduce the return on the Index that is credited to a Strategy. In addition, please clarify that as an "annualized percentage," the Spread applied to a Strategy Term of greater than one year will be compounded (e.g., 2% Strategy Spread on a 3 year
       Strategy will reduce the return credited to the Strategy by 6%).

Summary

       General comment:

18. As with the cover page, we believe listing out factors determining how gains and losses are credited to Contract value without first providing guidance in plain English does not provide effective disclosure to investors. Instead of posing questions that focus on explaining terms, such as "What are the Crediting Factors" or "How are the Adjusted
       Index Performance, Strategy Earnings Percentage and Non-Preferred Strategy Earnings
       Percentage Calculated," the summary should frame answers in plain English to questions that focus on how gains or losses in the chosen Index are reflected in Contract value.

       A response to these questions should summarize - for a given Strategy, Strategy Term,
       Protection Level and change in the Index, which is chosen by investors - how the factors that are declared at the start of a Strategy Term operate to convert the Index change into what is reflected in Contract value. These questions should be broken down separately for different scenarios, i.e., at the end of a Strategy Term, before the end of the Term with a Preferred Withdrawal and before the end of the Term with a Non-Preferred Withdrawal.
       Providing examples along the lines of those provided in the Adjusted Income Percentage
 Ben Mischnick, Esq.
Nationwide Life Insurance Company
October 17, 2019
Page 5 of 13

       section of the Summary would be useful here. References to defined terms, such as
       Strategy Earnings Percentage, are appropriate to the extent those terms are used later in the prospectus, but should be preceded by a plain English description in the context of the summary of how changes are reflected in Contract value - of the operation involving the factor or calculation component the term is intended to define.

       Separately, these responses should incorporate a more explicit description of why an
       MVA is applied, how it is applied and a very brief example of how it would affect the crediting of Index changes to Contract value. In addition, to support this summary, we recommend that the responses to the questions of how Index changes are reflected in
       Contract value under different scenarios be preceded by a response, which is currently in the summary, of how Index changes are calculated in the first place.

       This comment is not addressed to the questions at the end of the summary as to the lock in period, options at the end of a Strategy Term, death benefit, annuitization and contact information, or to the questions or to the questions preceding the "What are the Crediting
       Factors" question.

       Specific Comments on Summary:

       Although we are asking you to revise the summary in its entirety, please consider the specific comments below as you make your changes and incorporate responses to the comments where appropriate either in the summary, in the body of the prospectus, or in both locations.

19. The Summary should include a description of the CDSCs, currently located on page 39, and the schedule of Preferred Withdrawal percentages, currently located on page 28.

       What is the purpose of the Contract? (p. 4)

20. Please clarify whether there are any fees and charges applicable to the Contract other than the CDSCs and the MVA. For example, is there a charge for transferring funds from one
       Strategy to another at the end of a Strategy Term? Would you consider the Strategy
       Spread an annual fee, and if not, why?

21.    In the first paragraph:

       a. Please clarify that each Strategy will be subject to both a Participation Rate and the Strategy Spread which will limit upside gains in the reference Index that are credited to the Strategy.

       b. Please revise the fifth sentence to use a term other than "Strategy Earnings" to describe any positive or negative credits applied for a Strategy Term since negative "Earnings" are losses.
 Ben Mischnick, Esq.
Nationwide Life Insurance Company
October 17, 2019
Page 6 of 13


       c. Please move the discussion of withdrawals beginning in the sixth sentence to the second paragraph which also discusses withdrawals.

22. In the second paragraph, please clarify that portions of a full surrender may be subject to
       CDSCs and the MVA for the first six years of the Contract. In addition, all withdrawals may also be subject to taxes and penalties.

       What are the investment options under the Contract? (p. 5)

23. At the end of the first paragraph, please clarify whether there is a minimum dollar amount that must be invested in a particular Strategy.

24. In the footnote to the list of Strategies, please clarify that the Participation Rate and
       Strategy Spread work in tandem to reduce any upside gain in the reference Index that is credited to a Strategy segment at the end of the Strategy Term.

       What are the Crediting Factors for a Strategy? (pp. 5-6)

25. In the first paragraph under this heading, please disclose that a decrease in the
       Participation Rate or an increase in the Strategy Spread will lower potential returns.

       Index (p. 6):

26. Please clarify whether the Index return credited to a Strategy includes any income from dividends. If dividends are not included in the Index's return, please disclose that this will lower a Strategy's returns, particularly over the course of time.

27. For an Index with foreign issuers, please clarify whether any exchange rate adjustment is made to the Index.

28. Please clarify what it means to calculate return on a "point-to-point basis." For a Strategy with a 3 year term, clarify whether interest is not credited until the end of the term or whether there is an annual reset.

       Protection Level (p.6):

29. Please clarify that your principal is protected to defined protection levels only if it is not withdrawn as a non-preferred withdrawal.

30. Please clarify that the indexed annuity carries a risk of principal loss because of adjustments and charges that are imposed where there are non-preferred withdrawals, these withdrawals can result in a loss of principal even if the Index performance has been positive.
 Ben Mischnick, Esq.
Nationwide Life Insurance Company
October 17, 2019
Page 7 of 13


       Participation Rate (p.6):

31. Please clarify the type of notice a Contract owner will receive with regard to the declaration of a new Participation Rate. Please also note how and when the notice will be sent.

32. Will the Participation Rate be the same for all Contracts owners who choose the same
       Strategy?

       Strategy Spread (p.6):

33. Please clarify the type of notice a Contract owner will receive with regard to the declaration of a new Strategy Spread. Please also note when and how the notice will be sent.

34. Will the Strategy Spread be the same for all Contract owners who choose the same
       Strategy?

       When are Strategy Earnings credited to a Strategy Account? (p. 7)

35. In the first paragraph of this section, you state "Strategy Earnings take into account the performance of the Strategy's Index over the course of the entire Strategy Term."
       However, we note that the performance of the Index is calculated point-to-point from the start to end dates of a Strategy Term. Please reconcile.

36. Please highlight that because Strategy Earnings are credited based upon a single date in time, an investor may experience negative or flat performance even though the reference
       Index applicable to a Strategy experiences gains throughout some or most of the applicable Strategy Term. In addition, please clarify whether the same is true for
       Strategies with Strategy Term longer than one year.

37. The last sentence of the first paragraph refers to the substitution of an Index. Please clarify, where appropriate, whether Nationwide has the right to recalculate Index performance from the beginning of a segment using a new Index introduced in the middle of a segment.

38. In the second paragraph, please clarify whether the pro-rata reduction of amounts remaining after a partial withdrawal or full surrender prior to the Strategy Term End Date could reduce those amounts on more than a dollar for dollar basis if the reference Index at the time of withdrawal is below the level at the beginning of the Strategy Term.

39. Please provide an example of the adjustment if a Contract owner exercises the Lock-In feature for a Strategy.
 Ben Mischnick, Esq.
Nationwide Life Insurance Company
October 17, 2019
Page 8 of 13


       How are Interim Strategy Earnings calculated? (p. 8)

40. In the first paragraph, please explain why the amount of time that has elapsed during the
       Strategy Term is a consideration in calculating NSEP. Is this because the Strategy
       Spread is an annualized percentage?

41. In the second paragraph, you state "It is typically more advantageous to calculate earnings using the SEP." Please clarify why; for example, is it because under the NSEP calculation, losses can exceed the Protection Level? Please also add that Non-Preferred
       Withdrawals may be subject to CDSCs and the MVA as well as taxes and penalties.

       Non-Preferred Strategy Earnings Percentage (NSEP) (pp. 8-9)

42. Please revise the third bullet point to clarify that the downside protection provided by the
       Strategy's Protection Level will not apply to Non-Preferred Withdrawals.

43. Please revise the fourth paragraph ("The most negative the NSEP ...") to explain why this Strategy is "most negative." Is this because any losses will be increased by applying the Non-Preferred Withdrawal Adjustment Percentage?

44. Please disclose the purpose of the Non-Preferred Withdrawal Adjustment Percentage and
       confirm that it is 2% for all Strategies. In addition, please disclose that it is annualized so for a Strategy with a three-year Strategy Term, there may be as much as a 6% greater loss than the amount of downside protection provided by the Strategy's Protection Level.

45. Please clarify whether the Non-Preferred Adjustment Percentage is applied in addition to the MVA and any CDSCs.

46. In the sixth paragraph, please explain why the potential impact of the Non-Preferred
       Withdrawal Adjustment Percentage decreases over time.

       How is the Index Performance calculated? (p.9)

47. In the third paragraph, please clarify that the performance is adjusted if there are withdrawals during the Strategy Term.

       What may I do at the end of a Strategy Term? (p. 10)

48.    Please clarify when a Strategy Term begins and ends.

49. Please clarify whether there is any fee for transferring some or all of a Strategy Value to another Strategy.
 Ben Mischnick, Esq.
Nationwide Life Insurance Company
October 17, 2019
Page 9 of 13

50. Please clarify whether the default at the end of a Strategy Term is reinvestment in the same Strategy, and if so, how that will work if the same Strategy is no longer available.

Risk Factor Comments

       General Liquidity Risk (p. 10)

51. In the first paragraph, please disclose that CDSCs and the MVA may also have negative consequences to your principal if you take a partial withdrawal or full surrender.

52. Please disclose, if accurate, that there is no "surrender period" after which all withdrawals will be treated the same so a full surrender may lead to any amount above the Preferred Withdrawal Amount being treated as a Non-Preferred Withdrawal.

       Transfer Risk (p. 11)

53. This section should describe all risks investors face in seeking to reinvest Contract value at the end of a Strategy Term. Before describing the procedural issues currently discussed in this section, the revised section should first note the risks of changes in the terms you declare (currently noted in the Change to Participation Rate and Strategy
       Spread Rate section). In addition, the procedural issues discussed should be supplemented by noting how much time investors will have from the time notice is sent to the time they need to notify you of a desire to change. Since this section would, as revised, be more about risks upon reinvestment at the end of a Strategy Term, consider renaming this section something along the lines of "Reinvestment Risk."

54. In the first paragraph, please clarify whether no transfer is permitted even if Nationwide changes the Index for the Strategy during the Strategy Term.

55. We note that the second bullet point refers to a "Default Option" which has not yet been defined.

56. In the last paragraph of this section, please clarify that the first sentence applies only if the investor wishes to make a change before the end of a Strategy Term and the investor did not make a timely transfer request.

57. Please highlight the risk that a Contract owner may lose principal. Furthermore, clarify that this can happen even when Index performance has been positive due to adjustments and charges that are imposed upon withdrawals either before the end of a surrender charge period or the end of a Strategy Term.
 Ben Mischnick, Esq.
Nationwide Life Insurance Company
October 17, 2019
Page 10 of 13

       Index Risk (p. 11)

58. Please consider relabeling this risk "Investment Risk" and move the risk immediately after "Liquidity Risk." In addition, since the summary already has a listing of the various
       Strategies, please relocate the two page long description of the indices to the body of the prospectus, and instead note that the investment risk will vary with the Index selected.

59. In the discussion of Index Risk, please emphasize potential market risk and the fact that the market for the underlying index components may be volatile.

60. Please disclose whether dividends will be included in the determination of an Index's performance; and if not, please clarify that the exclusion of dividends may lower the
       Strategy's return.

61. Please clarify that each Strategy will determine the performance of the Index only when withdrawal is made or at the end of the term so any interim gains will not be reflected, even for a Strategy with a 3 year term.

       Non-Preferred Withdrawal Risk (p. 14)

62. Please highlight the fact that an investor may lose principal beyond the limits of a
       Strategy's Protection Level if the Non-Preferred Withdrawal Adjustment Percentage is
       applied to a Non-Preferred Withdrawal. Please also revise the caption to add "or
       Excessive" before the word "Withdrawal."

       Limited Growth Potential Risk (Strategy Spread and Participation Rate
Risk) (pp. 14-15)

63.    Please relocate this risk to immediately after Investment Risk.

64. In the second bullet point discussing Strategy Spread on page 15, please clarify that the
       Strategy Spread is an annualized percentage rate so if a Strategy Term is longer than one year, Nationwide will multiply the Strategy Spread times the number of years when calculating Strategy Earnings (e.g., if the Strategy Spread is 2% and the Strategy Term is
       3 years, this will reduce the Index Performance by 6%).

       Lock-In Risk (pp.15-16)

65. In the fourth bullet point on page 16, you state that an investor may receive negative
       Strategy Earnings even if the investor locks in an Index Value that locks in positive Index performance. Please explain.
 Ben Mischnick, Esq.
Nationwide Life Insurance Company
October 17, 2019
Page 11 of 13

       Nationwide's Financial Strength and Claims-Paying Ability Risk (p. 17)

66. Please add disclosure describing Nationwide's Index-Linked Annuity Separate Account
       and stating that Contract Owners do not own, or participate in any way in the performance of, the assets in the Separate Account. To illustrate the point, please consider contrasting this to an investment in a variable annuity. Please also clarify what insulation the Separate Account structure provides, if any, from the claims of other general creditors of Nationwide and how it differs from the General Account or add a cross-reference to where the Separate Account is discussed in greater detail on pages 58-
       59.

General Information about the Contract; the Contract (p. 18)

67. In the second paragraph, please add a cross reference to where information may be found on how to select annuity payment options.

Purchasing the Contract; Allocating Your Purchase Payment (p. 24)

68. Please clarify whether there is a minimum/maximum amount that can be put into a
       Strategy.

Calculation of Strategy Earnings (p. 31)

69. Please clarify what happens if the value of an Index is not made available either at the
       Strategy Term End Date or on the date that a withdrawal is made before the end of a
       Strategy Term (e.g., will Nationwide use the immediately preceding valuation?).

Interim Strategy Earnings (p. 32)

70. Please briefly describe how Nationwide allocates withdrawals across multiple Strategies
       (e.g., proportionately).

Non-Preferred Withdrawal Adjustment Percentage (p.34)

71. Please briefly explain why this percentage is charged (e.g., to discourage Non-Preferred
       Withdrawals).

Appendix D

72.    Please revise Appendix D as follows:

       a. As with the summary, please revise all examples in the appendix to show the impact of various inputs on the Contract value, as opposed to simply the impact on interim components such as the Adjusted Income Percentage. Ben Mischnick, Esq.
Nationwide Life Insurance Company
October 17, 2019
Page 12 of 13


       b. Include scenarios where there are positive changes in the Index but that are less than the applicable Strategy Spread.

       c. Include examples for scenarios where a Non-Preferred Withdrawal results in a change to Contract value more adverse than the downside protection selected.

       d. Where you provide examples of withdrawals that are partially Non-Preferred, be clear as to what is the amount of the Non-Preferred Withdrawal.

       e. Revise all examples to show the effect of a reasonable Strategy Spread that is more than 0%, or clarify supplementally why 0% is a reasonable value.

       f.      Include in the examples the effect of an MVA.

       g. Show interim calculations for SEP and non-SEP rather than just stating what those values are. Since there is a separate appendix showing how MVAs are calculated, interim calculations for MVA aren't necessary in this appendix if the starting interest rate, interest rate at withdrawal, and the percentage change to be applied as a consequence are shown, and a plain English caption is used to describe that percentage change.

Closing

       We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

       A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments.
Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

        We remind you that Nationwide and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.
 Ben Mischnick, Esq.
Nationwide Life Insurance Company
October 17, 2019
Page 13 of 13


         Should you have any questions regarding this letter, please contact me at (202) 551-
6870.

                                                    Sincerely,

                                                    /s/ Jaea Hahn

                                                    Jaea F. Hahn
                                                    Senior Counsel

cc:     Dodie Kent, Esq.
        Sumeera Younis, Branch Chief
        Harry Eisenstein, Senior Special Counsel
        William Kotapish, Assistant Director